

Mail Stop 3561

June 26, 2017

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

> **Re:** **U.S. Physical Therapy, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed June 7, 2017**
> **Form 10-K for the year ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 1-11151**

Dear Mr. McAfee:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining